Exhibit 99.2

CRH MEDICAL CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
The following discussion and analysis should be read in conjunction with CRH Medical Corporation's (the "Company" or "CRH") unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and 2014 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2014. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").
Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of October 28, 2015.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; our ability to enforce non-competition covenants of any departed physicians; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company's management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify, evaluate and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.
Although the anesthesia acquisitions completed in 2014 and 2015 have diversified the Company's revenue sources, any adverse event directly or indirectly related to the CRH O'Regan System will have a material impact on the Company's financial performance.  In addition, there is a risk that some or all of the expected benefits from the anesthesia acquisitions will not be realized, and risks associated with the integration of these acquisitions, as planned.
OVERVIEW
CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopies and colonoscopies and has complemented this acquisition with further acquisitions of anesthesia providers completed during the first and third quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia sales, equity financings, debt financings and a prior line of credit.  The Company's ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.
For further information about CRH Medical Corporation, including the Company's Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.
RECENT EVENTS
US Listing – September 2015
In September 2015, the Company's common shares were approved for listing on the NYSE MKT, LLC (the "NYSE MKT") subject to continued satisfaction of listing requirements. The Company's common shares began trading on the NYSE MKT under the ticker "CRHM" on September 3, 2015. The Company's common stock is dual listed and will continue to trade on the TSX under its existing symbol "CRH."
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA") – September 2015
In September 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $6,818,352 and was paid via a combination of cash and common shares.
KGAA provides anesthesia services to three ambulatory surgical centers in the Knoxville, Tennessee metropolitan area.
Associates in Digestive Health LLC ("ADH") – August 2015
In August 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of Associates in Digestive Health LLC ("ADH"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $6,600,000.
ADH is a growing gastroenterology practice located in Cape Coral, Florida.
New Anesthesia Services Transactions – March and April 2015
In March 2015, the Company closed two transactions to provide anesthesia services to four ambulatory surgery centers in Florida and North Carolina. The first transaction with Anesthesia Healthcare Partners of Florida and AHP of North Carolina (collectively "AHP") represented the acquisition of two anesthesia providers servicing three ambulatory surgery centers. The Company paid $600,000 at close for the transaction; the transaction was financed by cash on hand. The second transaction represents a new anesthesia services customer and became operational during April 2015.

Bought Deal Equity Offering – March 2015
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200).  The Company also issued 241,500 Broker Warrants with a total value of $249,149 to the underwriters and incurred additional share issuance costs of $299,230 (CAD$375,059) in relation to the offering.
The proceeds of the offering were used in part to reduce corporate indebtedness and the balance will be used to fund future acquisitions, as well as for working capital and general corporate purposes.

NON-IFRS FINANCIAL MEASURES
In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses – adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.  During the quarter ended September 30, 2015, the definition of Operating EBITDA has been revised to exclude asset impairment charges.  This has no impact on previously reported Operating EBITDA for prior periods.
The Company defines Operating expenses – adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses – adjusted is presented on a basis consistent with the Company's internal management reports.  The Company discloses Operating expenses – adjusted to capture the non-recurring expenses of the business before the impact of items not considered in management's evaluation of operating expenses.  The Company also discloses Operating expenses – adjusted by segment.  During the quarter ended September 30, 2015, the definition of Operating expenses - adjusted has been revised to exclude asset impairment charges.  This has no impact on previously reported Operating expenses - adjusted for prior periods.
Operating EBITDA and Operating expenses – adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED FINANCIAL INFORMATION
	Q3 2015	YTD 2015	Q3 2014	YTD 2014

Anesthesia services revenue	$9,195,363	$25,166,336	$-	$-
Product sales revenue	2,414,512	6,944,613	2,200,342	6,237,782
Total revenue	11,609,875	32,110,949	2,200,342	6,237,782

Operating expenses – adjusted[1]
Anesthesia services	4,023,334	10,467,372	-	-
Product sales	888,395	2,773,890	1,034,365	2,891,043
Corporate	798,197	2,101,259	444,608	1,320,592
Total operating expenses - adjusted[1]	5,709,926	15,342,521	1,478,973	4,211,635

Operating EBITDA[2] - non-controlling interest[3]	141,475	141,475	-	-

Operating EBITDA[2] - shareholders of the Company	5,758,474	16,626,953	721,369	2,026,147

Operating income	2,285,002	8,758,557	629,697	1,693,268
Net and comprehensive income	$1,714,232	$2,960,588	$419,580	$1,115,492
Attributable to:
Shareholders of the Company	$1,675,760	$2,922,116	$419,580	$1,115,492
Non-controlling interest	$38,472	$38,472	$-	$-

Earnings per share attributable to shareholders:
Basic	$0.024	$0.044	$0.009	$0.023
Diluted	$0.023	$0.042	$0.009	$0.023

Total assets	$105,366,910	$105,366,910	$10,685,058	$10,685,058
Total non-current liabilities	33,521,177	33,521,177	-	-
Total liabilities	$51,641,237	$51,641,237	$964,084	$964,084

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

RESULTS OF OPERATIONS
Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company's interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Revenue
Revenues for the three months ended September 30, 2015 were $11,609,875 compared to $2,200,342 for the three months ended September 30, 2014. Revenues for the nine months ended September 30, 2015 were $32,110,949 compared to $6,237,782 for the nine months ended September 30, 2014. The increase in revenues is mainly attributable to the Company's newly acquired anesthesia service providers, with total revenue contributions from these acquisitions of $9,195,363 during the quarter and $25,166,336 in the year to date period in combination with an increase in product sales of $214,170 during the quarter and $706,831 in the year to date period.
Anesthesia Services Revenue
Revenues from anesthesia services for the quarter ended September 30, 2015 were $9,195,363. Revenues in the year to date period were $25,166,336.  In August 2015 and September 2015, the Company announced the acquisition of two additional service providers. The Company's first anesthesia acquisition was in the fourth quarter of 2014 and as a result the third quarter of 2014 and the first nine months of 2014 are not comparable.  The new transactions in the first and third quarters of 2015 contributed revenue of $1,191,272 during the quarter and $1,780,668 in the year to date.  During the quarter, the anesthesia services segment serviced 18,787 patient cases and serviced 46,523 patient cases in the year to date.
In the future, the Company expects anesthesia services revenue to continue to increase through organic growth and through additional acquisitions.
Product Sales Revenue
Revenues from product sales for the quarter ended September 30, 2015 were $2,414,512 compared to $2,200,342 for the quarter ended September 30, 2014. The 10% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the nine months ended September 30, 2015 were $6,944,613, an increase of 11% over the prior year comparable period. As of September 30, 2015 the Company has trained 2,117 physicians to use the O'Regan System, representing 791 clinical practices. This compares to 1,845 physicians trained, representing 682 clinical practices, as of September 30, 2014.
In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.
Total operating expenses - adjusted
For the quarter ended September 30, 2015, total adjusted operating expenses were $5,709,926 compared to $1,478,973 for the third quarter of 2014.  The $4,230,953 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year comparable quarter does not contain any anesthesia activity.  For the nine months ended September 30, 2015, total adjusted operating expenses were $15,342,521 compared to $4,211,635 for the nine months ended September 30, 2014.

Anesthesia services adjusted operating expenses for the quarter ended September 30, 2015 were $4,023,334.  Anesthesia services adjusted operating expenses for the nine months ended September 30, 2015 were $10,467,372.   Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists, the medical director, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014 and as a result the third quarter of 2014 and first nine months of 2014 are not comparable.
Product sales adjusted operating expenses for the quarter were $888,395 compared to $1,034,365 for the comparable quarter in 2014.  The decrease in expenses compared to the third quarter of 2014 is a reflection of additional professional fees incurred in the third quarter of 2014.  Product sales adjusted operating expenses for the year to date were $2,773,890 compared to $2,891,043 for the comparable period.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance.
Corporate adjusted operating expenses for the quarter ended September 30, 2015 were $798,197 compared to $444,608 for the third quarter of 2014.  This reflects a growth in expenses in 2015 of $353,589.  Corporate adjusted operating expenses for the nine months ended September 30, 2015 were $2,101,259 compared to $1,320,592, a growth of $780,667.  The growth in corporate expenses is primarily the result of an increase in employee related costs, professional fees, travel and entertainment costs, and insurance and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.  Also contributing to the increase are additional professional fees incurred in relation to the Company's listing on the NYSE of $154,138 during the third quarter of 2015.
Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the quarter was $5,758,474, an increase of $5,037,105 from the third quarter of 2014.  Operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2015 was $16,626,953, an increase of $14,600,806 from the comparable period in the prior year.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers offset by a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $141,475 in the three and nine months ended September 30, 2015.  This comprises revenues of $218,941 and adjusted operating expenses of $77,466.
Operating Income
Operating income for the quarter ended September 30, 2015 was $2,285,002 compared to $629,697 for the quarter ended September 30, 2014, an increase of $1,655,305.  Operating income for the nine months ended September 30, 3015 was $8,758,557 compared to $1,693,268, an increase of $7,065,289.
Contributing to the improved operating income in the quarter is the increase in total Operating EBITDA of $5,178,580, less costs related to the amortization of acquired professional service agreements of $1,744,727, an increase in stock based compensation expense of $919,420, asset impairment charges in the period totaling $630,636 and acquisition expenses of $221,454.  During the quarter ended September 30, 2015, the Company recorded an impairment charge of $389,690 in relation to the AHP acquisition as a result of the closure of one of the endoscopy centers to which the Company provided anesthesia services under a professional services agreement.  In addition, the Company wrote-off certain inventories totaling $240,946.

Contributing to the improved operating income in the year to date period is the increase in total Operating EBITDA of $14,742,281, less costs related to the amortization of acquired professional service agreements of $4,606,649, an increase in stock based compensation expense of $2,196,082, asset impairment charges in the period totaling $630,636 and acquisition expenses of $237,537.
The GAA acquisition in December 2014 was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 (USD$19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company's common shares.
As a result of the debt acquired to fund the GAA acquisition in 2014, the Company has recorded net finance expense of $1,012,525 during the quarter and $7,170,184 during the nine months ended September 30, 2015.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars.  In the quarter ended September 30, 2015, the Company recorded an exchange gain of $995,419 in relation to the Crown note. During the nine months ended September 30, 2015, the Company recorded an exchange gain of $2,194,841.  Excluding the impact of the exchange gain in the quarter, the finance expense for the quarter was $2,007,944. For the year to date, excluding exchange gains, the finance expense was $9,365,025.  For the nine months, finance expense, excluding fair value adjustments and exchange gains, was $6,571,929.  The fair value adjustments recorded in the nine months ended September 30, 2015 resulted from changes in estimates underlying the Knight facility and the Company's earn-out obligation.  There were no fair value adjustments recorded in the three months ended September 30, 2015.  For further information, refer to the Financial Instruments section of this document.
Cash interest paid in the quarter ended September 30, 2015 was $1,063,185.
Income tax (recovery) expense
For the quarter ended September 30, 2015, the Company recorded an income tax recovery of $441,755 compared to an income tax expense of $210,117 for the quarter ended September 30, 2014.  The year to date recovery was $1,372,215 compared to the tax expense of $577,776 for the nine months ended September 30, 2014. The recovery experienced year to date is a reflection of the recognition and utilization of previously unrecognized brought forward losses in the US as a result of the income generated by the Company's anesthesia services segment.  The Company estimates that it will fully utilize its brought forward tax losses in 2016.

Net and comprehensive income
For the quarter ended September 30, 2015, the Company recorded net income attributable to shareholders of the Company of $1,675,760 compared to a net income attributable to shareholders of $419,580 for the third quarter of 2014.  For the nine months ended September 30, 2015, the Company recorded net income attributable to shareholders of $2,922,116 compared to a net income attributable to shareholders of $1,115,492.  The increase in earnings compared to the third quarter of 2014 is reflective of anesthesia services' contribution to earnings during the quarter, offset by increases in stock based compensation in the period in conjunction with impairment charges and acquisition expenses in the period.  During the year to date period, net income has increased compared to 2014.  This is a reflection of the anesthesia business contribution to earnings in the period, offset by increases in stock based compensation in conjunction with impairment charges and acquisition expenses in the year to date period.
Net and comprehensive income attributable to non-controlling interest was $38,472 in the three and nine months ended September 30, 2015.

SUMMARY OF QUARTERLY RESULTS (Unaudited)
The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014

(in 000's of US$, except EPS)	Q3 '15	Q2 '15	Q1 '15	Q4 '14	Q3 '14	Q2 '14	Q1 '14	Q4 '13
Anesthesia services revenue[1]	9,195	8,514	7,457	3,3863	-	-	-	-
Product sales revenue	2,415	2,367	2,163	2,360	2,200	2,046	1,991	2,047
Total revenue	11,610	10,881	9,620	5,746	2,200	2,046	1,991	2,047
Operating expenses – adjusted[2]
Anesthesia services[2]	4,023	3,460	2,984	1,255	-	-	-	-
Product sales[2]	888	981	904	978	1,034	990	867	1,006
Corporate[2]	798	665	639	843	445	442	434	402
Total operating expenses – adjusted[1]	5,710	5,106	4,527	3,076	1,479	1,432	1,301	1,408
Operating EBITDA[3] - non-controlling interest4	142	-	-	-	-	-	-	-
Operating EBITDA[3] - shareholders of the Company	5,758	5,775	5,093	2,670	721	614	691	639
Operating income	2,285	3,154	3,320	1,285	630	501	562	571
Net finance expense	1,013	4,492	1,665	1,623	-	-	-	-
Income tax expense (recovery)	(442)	(661)	(269)	(721)	210	174	194	(693)
Net income (loss)	1,714	(678)	1,924	383	420	327	368	1,264
Attributable to:
Shareholders of the Company	1,676	(678)	1,924	383	420	327	368	1,264
Non-controlling interest	38	-	-	-	-	-	-	-
Earnings per share attributable to shareholders
Basic	0.024	(0.010)	0.031	0.008	0.009	0.007	0.008	0.027
Diluted	0.023	(0.010)	0.030	0.007	0.009	0.007	0.007	0.027

1  Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate has been revised to 6% in the first two quarters of 2015.
2  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3  Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2015, the Company had $12,495,163 in cash and cash equivalents compared to $4,133,663 at the end of 2014.  The increase in cash and equivalents is primarily a reflection of the bought deal equity offering that the Company completed on March 25, 2015, in combination with cash generated from operations, offset by utilization of cash to complete acquisitions in the year.
Working capital was $1,259,234 compared to negative working capital of $2,577,963 at December 31, 2014.  The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable through cash earned through operating activities and from the proceeds of its bought deal equity offering completed on March 25, 2015.
The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings. As of September 30, 2015, the Company has raised approximately $46 million from the sale and issuance of equity securities.  The Company has also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014. There have been no changes in the Crown and Bloom Burton facilities since December 31, 2014; however, in conjunction with the Company's bought deal equity offering, the Company repaid principal of $7,968,526 on its Knight facility. As at September 30, 2015, the Company is in compliance with all debt covenants relating to these facilities.
Although the Company recorded net earnings for the year ending December 31, 2014 and in the current year to date, the Company has incurred historical losses, and as at September 30, 2015 had an accumulated deficit of $9,985,153. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.
Cash provided by operating activities for the quarter ended September 30, 2015 was $5,132,173 compared to $664,709 for the third quarter of 2014.  Cash provided by operating activities for the nine months ended September 30, 2015 was $11,684,958 compared to $1,998,709 for the same period in 2014.
The Company's near-term cash requirements relate primarily to interest payments, operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents will be sufficient to fund the Company's operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.
There were no significant changes, except as previously disclosed in relation to the early repayment of principal under the Knight facility and except as disclosed in the Financial Instruments section, in the Company's contractual commitments compared with those set forth in the Company's 2014 Management Discussion and Analysis, available on SEDAR at www.sedar.com.

OUTSTANDING SHARE CAPITAL
As at September 30, 2015 there were 70,965,547 common shares issued and outstanding for a total of $50,765,725 in share capital.
As at September 30, 2015, there were 3,215,311 options outstanding at a weighted-average exercise price of $0.47 per share, of which 2,152,511 were exercisable into common shares at a weighted-average exercise price of $0.47 per share.  As at September 30, 2015, there were 1,416,000 share units issued and outstanding.

As at October 28, 2015 there are 70,975,547 common shares issued and outstanding for a total of $50,780,993 in share capital. There are 3,205,311 options outstanding at a weighted-average exercise price of $0.47 per share, of which 2,214,386 were exercisable into common shares at a weighted average price of $0.47 per share.  As at October 28, 2015, there are 1,416,000 share units issued and outstanding.
OFF BALANCE SHEET ARRANGEMENTS
The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
PROPOSED TRANSACTIONS
As at September 30, 2015, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.
TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company's identification of related parties, as defined under IAS 24, Related Party Disclosures.
For the three and nine months ended September 30, 2015, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company's Directors.
In September 2015, the Company acquired a 51% ownership interest in KGAA.  One of the directors of the Company is an indirect shareholder of KGAA.
DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
The Company's disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company's controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.
Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)).
In May 2013, COSO issued its Internal Control — Integrated Framework (the "2013 Framework"). While the 2013 Framework's internal control components (i.e. control environment, risk assessment, control activities, information and communication, and monitoring activities) are the same as those in the 1992 Framework, the new framework requires companies to assess whether 17 principles are present and functioning in determining whether their system of internal control is effective. The Company expects to adopt the 2013 Framework during the fiscal year ending December 31, 2015

There have been no changes in the Company's ICFR during the quarter ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our ICFR.
As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering GAA or the KGAA, ADH and AHP acquisitions completed during 2015.  Prior to their acquisition by the Company, these acquisitions were privately held companies. GAA had revenues of $23,041,140 and profit before tax of $7,449,456 which were included in the Company's consolidated financial statements for the nine months ended September 30, 2015.  The KGAA, ADH and AHP acquisitions contributed revenues of $1,780,668 and net loss before tax of $214,721 which were included in the Company's consolidated financial statements for the nine months ended September 30, 2015.
CRITICAL ACCOUNTING ESTIMATES
There were no significant changes to the Company's critical accounting estimates during the quarter ended September 30, 2015.
CRH's critical accounting estimates are described in its MD&A for the year ended December 31, 2014, filed under the Company's profile on www.sedar.com.  Amendments to the Company's critical accounting estimates in the first quarter of the year are described in its MD&A for the quarter ended March 31, 2015, filed under the Company's profile on www.sedar.com.
FUTURE CHANGES IN ACCOUNTING POLICIES
All accounting standards effective for periods beginning on or after January 1, 2015 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2014.  There are no new standards issued subsequent to December 31, 2014 which are considered to have an impact on the Company.

FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, and the Company's earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt and the earn-out obligation arising from the Company's acquisition of GAA are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.
The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2014, nor has there been a significant change in the composition of its financial instruments since December 31, 2014, except for the following.

•	As a result of the close of the Company's bought deal equity offering on March 25, 2015 and cash flow from operations, there has been a significant increase in the Company's cash and cash equivalents. At September 30, 2015, cash and cash equivalents totaled $12,495,163 (December 31, 2014 - $4,133,663). The Company continues to limit its exposure to credit risk on its cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.
•	On March 25, 2015, in conjunction with the close of the Company's bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063. The Company used a probability weighted valuation technique in calculating the fair value of the Knight note. Due to the timing of the principal repayment, the Company revised certain inputs and probabilities relating to estimated cash flows under the instrument. This resulted in an increase of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the first quarter of the year.
•	During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of its Knight note and earn-out obligation to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows. The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under these instruments. These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note and an increase of $817,306 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the second quarter of 2015. In addition, the amendments to estimated cash flows impacted the classification of the Knight note on the balance sheet, with an increase to the current portion of the note and an acceleration of the estimated timing of the Company's contractual repayments.

NON-IFRS MEASUREMENTS
The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2015 and consolidated financial statements and accompanying notes for the year ended December 31, 2014.
The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measure reflects the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses - adjusted as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses - adjusted is presented on a basis consistent with the Company's internal management reports.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:
Operating EBITDA
For the three months ended	2015			2014				2013
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Operating EBITDA attributable to:
Shareholders of the Company	5,758	5,775	5,093	2,670	721	614	691	639	527	580	371
Non-controlling interest	142	-	-	-	-	-	-	-	-	-	-
Total Operating EBITDA	5,900	5,775	5,093	2,670	721	614	691	639	527	580	371
Amortization expense	(1,745)	(1,459)	(1,402)	(458)	-	-	-	-	-	-	-
Depreciation and related expense	(17)	(17)	(12)	(13)	(10)	(12)	(18)	(28)	(19)	(18)	(18)
Stock based compensation	(1,001)	(1,145)	(343)	(69)	(82)	(101)	(110)	(40)	(54)	(61)	(80)
Acquisition expenses	(221)	-	(16)	(845)	-	-	-	-	-	-	-
Impairment of inventory	(241)	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	(390)	-	-	-	-	-	-	-	-	-	-
Operating income	2,285	3,154	3,320	1,285	629	501	563	571	454	501	273

Operating expenses - adjusted
For the three months ended	2015			2014				2013
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services operating expense – adjusted	4,023	3,460	2,984	1,255	-	-	-	-	-	-	-
Amortization expense	1,745	1,459	1,403	458	-	-	-	-	-	-	-
Depreciation and related expense	3	2	-	-	-	-	-	-	-	-	-
Stock based compensation	13	10	2	-	-	-	-	-	-	-	-
Acquisition expenses	221	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	390	-	-	-	-	-	-	-	-	-	-
Anesthesia services expense	6,395	4,931	4,389	1,713	-	-	-	-	-	-	-

Product sales operating expense – adjusted	888	981	904	978	1,034	990	867	1,005	926	976	1,105
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	1	1	1	1	-	1	7	1	9	8	8
Stock based compensation	106	80	136	22	19	21	31	20	30	33	45
Impairment of inventory	241	-	-	-	-	-	-	-	-	-	-
Product sales expense	1,236	1,062	1,041	1,001	1,053	1,012	905	1,026	965	1,017	1,158

Corporate operating expenses – adjusted	798	665	638	843	445	442	434	402	398	394	360
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	14	11	12	10	11	11	27	10	9	9
Stock based compensation	882	1,056	205	47	63	80	79	21	24	28	34
Acquisition expenses	-	-	16	845	-	-	-	-	-	-	-
Corporate expense	1,694	1,735	870	1,747	518	533	524	450	432	431	403

Total operating expense – adjusted	5,710	5,106	4,527	3,076	1,479	1,432	1,301	1,407	1,324	1,370	1,465
Total operating expense	9,325	7,728	6,300	4,461	1,571	1,545	1,429	1,476	1,397	1,448	1,561